# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Nabors Industries Ltd., CIK 0001163739
CUSIP: G6359F137
Title of class of securities: Common shares, $.05 par value per share
Address of issuer's principal executive offices: Crown House, 4 Par-La-Ville Road, Second Floor, Hamilton, HM08, Bermuda (D0), 00000
Date of event which requires filing of this statement: 03/11/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001705023

## Reporting persons
- Varde Investment Partners (Offshore) Master, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 190,022; sole dispositive power 0; shared dispositive power 190,022; aggregate amount beneficially owned 190,022 (1.32% of the class)
  Comment: The reported percentage is calculated based on 9,603,654 common shares $.05 par value per share ("Common Shares") outstanding as of February 7, 2025 as reported in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission ("SEC") on February 13, 2025, as increased by 4,800,000 Common Shares issued on March 11, 2025 as disclosed in the Form 8-K filed by the Issuer with the SEC on March 12, 2025.
- Varde Credit Partners Master, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 974,358; sole dispositive power 0; shared dispositive power 974,358; aggregate amount beneficially owned 974,358 (6.76% of the class)
  Comment: The reported percentage is calculated based on 9,603,654 Common Shares outstanding as of February 7, 2025 as reported in the Issuer's Annual Report on Form 10-K filed with the SEC on February 13, 2025, as increased by 4,800,000 Common Shares issued on March 11, 2025 as disclosed in the Form 8-K filed by the Issuer with the SEC on March 12, 2025.
- Varde Investment Partners, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 477,937; sole dispositive power 0; shared dispositive power 477,937; aggregate amount beneficially owned 477,937 (3.32% of the class)
  Comment: The reported percentage is calculated based on 9,603,654 Common Shares outstanding as of February 7, 2025 as reported in the Issuer's Annual Report on Form 10-K filed with the SEC on February 13, 2025, as increased by 4,800,000 Common Shares issued on March 11, 2025 as disclosed in the Form 8-K filed by the Issuer with the SEC on March 12, 2025.
- The Varde Skyway Master Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 371,611; sole dispositive power 0; shared dispositive power 371,611; aggregate amount beneficially owned 371,611 (2.58% of the class)
  Comment: The reported percentage is calculated based on 9,603,654 Common Shares outstanding as of February 7, 2025 as reported in the Issuer's Annual Report on Form 10-K filed with the SEC on February 13, 2025, as increased by 4,800,000 Common Shares issued on March 11, 2025 as disclosed in the Form 8-K filed by the Issuer with the SEC on March 12, 2025.
- Varde Partners, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,013,928; sole dispositive power 0; shared dispositive power 2,013,928; aggregate amount beneficially owned 2,013,928 (13.98% of the class)
  Comment: The reported percentage is calculated based on 9,603,654 Common Shares outstanding as of February 7, 2025 as reported in the Issuer's Annual Report on Form 10-K filed with the SEC on February 13, 2025, as increased by 4,800,000 Common Shares issued on March 11, 2025 as disclosed in the Form 8-K filed by the Issuer with the SEC on March 12, 2025.
- Bradley Bauer: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 2,013,928; sole dispositive power 0; shared dispositive power 2,013,928; aggregate amount beneficially owned 2,013,928 (13.98% of the class)
  Comment: The reported percentage is calculated based on 9,603,654 Common Shares outstanding as of February 7, 2025 as reported in the Issuer's Annual Report on Form 10-K filed with the SEC on February 13, 2025, as increased by 4,800,000 Common Shares issued on March 11, 2025 as disclosed in the Form 8-K filed by the Issuer with the SEC on March 12, 2025.

## Item 1. Issuer
Name of issuer: Nabors Industries Ltd.
Address of issuer's principal executive offices: Crown House, 4 Par-La-Ville Road, Second Floor, Hamilton, HM08, Bermuda, 00000

## Item 2. Person Filing
Name of person filing:
This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the "Reporting Persons":
(i) Varde Investment Partners (Offshore) Master, L.P. ("VIP Offshore");
(ii) Varde Credit Partners Master, L.P. ("Credit Partners");
(iii) Varde Investment Partners, L.P. ("VIP);
(iv) The Varde Skyway Master Fund, L.P. ("Skyway" and together with each of the foregoing, the "Varde Funds");
(v) Varde Partners, Inc. ("General Partner"); and
(vi) Bradley Bauer ("Mr. Bauer").
Address of principal business office or, if none, residence: The principal business address of each Reporting Person is 350 N Fifth Street, Suite 800, Minneapolis, MN 55401.
Citizenship: See responses to Item 4 on each cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
See responses to Item 9 on each cover page.

The reported percentages are calculated based on 9,603,654 Common Shares outstanding as of February 7, 2025 as reported in the Issuer's Annual Report on Form 10-K filed with the SEC on February 13, 2025 (which amount does not include 1,161,283 Common Shares held by subsidiaries of the Issuer), as increased by 4,800,000 Common Shares issued on March 11, 2025 as disclosed in the Form 8-K filed by the Issuer with the SEC on March 12, 2025.

The reported securities are held as follows:

VIP Offshore directly holds 190,022 Common Shares, representing 1.32% of the outstanding Common Shares. VIP directly holds 477,937 Common Shares, representing 3.32% of the outstanding Common Shares. Varde Investment Partners G.P., L.P. ("VIP GP") is the general partner of each of VIP Offshore and VIP, and Varde Investment Partners UGP, LLC ("VIP UGP") is the general partner of VIP GP. Therefore, VIP GP and VIP UGP may be deemed beneficial owners of the securities held directly by VIP Offshore and VIP.

Credit Partners directly holds 974,358 Common Shares, representing 6.76% of the outstanding Common Shares. Varde Credit Partners G.P., L.P. ("Credit Partners GP") is the general partner of Credit Partners, and Varde Credit Partners UGP, LLC ("Credit Partners UGP") is the general partner of Credit Partners GP. Therefore, Credit Partners GP and Credit Partners UGP may be deemed beneficial owners of the securities held directly by Credit Partners.

Skyway directly holds 371,611 Common Shares, representing 2.58% of the outstanding Common Shares. The Varde Skyway Fund GP LP ("Skyway GP") is the general partner of Skyway, and The Varde Skyway Fund UGP LLC ("Skyway UGP") is the general partner of Skyway GP. Therefore, Skyway GP and Skyway UGP may be deemed beneficial owners of the shares held directly by Skyway.

Varde Partners, L.P. ("VPLP") is the managing member of VIP UGP, Credit Partners UGP, VIP UGP, and Skyway UGP. The General Partner is the general partner of VPLP. Mr. Bauer is the Chief Executive Officer of the General Partner. Therefore, VPLP, the General Partner and Mr. Bauer may be deemed beneficial owners of the securities held directly by the Varde Funds.

The filing of this statement on Schedule 13G (this "Statement") shall not be construed as an admission that any of the Reporting Persons or other persons referenced in this Item 4(a) are, for the purposes of Section 13(d) and/or Section 13(g) of the Act, the beneficial owner of any securities covered by this Statement.
Percent of class: See responses to Item 11 on each cover page hereto and the information set forth in Item 4(a) above.
Sole power to vote or to direct the vote: See responses to Item 5 on each cover page.
Shared power to vote or to direct the vote: See responses to Item 6 on each cover page.
Sole power to dispose or to direct the disposition: See responses to Item 7 on each cover page.
Shared power to dispose or to direct the disposition: See responses to Item 8 on each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Varde Investment Partners (Offshore) Master, L.P.: /s/ Andrew Malone, By: Varde Investment Partners G.P., L.P., its General Partner (03/18/2025)
- Varde Investment Partners (Offshore) Master, L.P.: /s/ Andrew Malone, By: Varde Investment Partners UGP, LLC, its General Partner (03/18/2025)
- Varde Investment Partners (Offshore) Master, L.P.: /s/ Andrew Malone, By: Varde Partners, L.P., its Managing Member (03/18/2025)
- Varde Investment Partners (Offshore) Master, L.P.: /s/ Andrew Malone, By: Varde Partners, Inc., its General Partner (03/18/2025)
- Varde Investment Partners (Offshore) Master, L.P.: /s/ Andrew Malone, Andrew Malone/General Counsel (03/18/2025)
- Varde Credit Partners Master, L.P.: /s/ Andrew Malone, By: Varde Credit Partners G.P., L.P., its General Partner (03/18/2025)
- Varde Credit Partners Master, L.P.: /s/ Andrew Malone, By: Varde Credit Partners UGP, LLC, its General Partner (03/18/2025)
- Varde Credit Partners Master, L.P.: /s/ Andrew Malone, By: Varde Partners, L.P., its Managing Member (03/18/2025)
- Varde Credit Partners Master, L.P.: /s/ Andrew Malone, By: Varde Partners, Inc., its General Partner (03/18/2025)
- Varde Credit Partners Master, L.P.: /s/ Andrew Malone, Andrew Malone/General Counsel (03/18/2025)
- Varde Investment Partners, L.P.: /s/ Andrew Malone, By: Varde Investment Partners G.P., L.P., its General Partner (03/18/2025)
- Varde Investment Partners, L.P.: /s/ Andrew Malone, By: Varde Investment Partners UGP, LLC, its General Partner (03/18/2025)
- Varde Investment Partners, L.P.: /s/ Andrew Malone, By: Varde Partners, L.P., its Managing Member (03/18/2025)
- Varde Investment Partners, L.P.: /s/ Andrew Malone, By: Varde Partners, Inc., its General Partner (03/18/2025)
- Varde Investment Partners, L.P.: /s/ Andrew Malone, Andrew Malone/General Counsel (03/18/2025)
- The Varde Skyway Master Fund, L.P.: /s/ Andrew Malone, By: The Varde Skyway Fund GP LP, its General Partner (03/18/2025)
- The Varde Skyway Master Fund, L.P.: /s/ Andrew Malone, By: The Varde Skyway Fund UGP LLC, its General Partner (03/18/2025)
- The Varde Skyway Master Fund, L.P.: /s/ Andrew Malone, By: Varde Partners, L.P., its Managing Member (03/18/2025)
- The Varde Skyway Master Fund, L.P.: /s/ Andrew Malone, By: Varde Partners, Inc., its General Partner (03/18/2025)
- The Varde Skyway Master Fund, L.P.: /s/ Andrew Malone, Andrew Malone/General Counsel (03/18/2025)
- Varde Partners, Inc.: /s/ Andrew Malone, Andrew Malone/General Counsel (03/18/2025)
- Bradley Bauer: /s/ Bradley Bauer, Bradley Bauer (03/18/2025)
Comment: Exhibit A Joint Filing Agreement, dated as of March 18, 2025.